FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Board meeting held on September 13, 2012, at which time it was resolved to schedule an Extraordinary Shareholders Meeting for October 17, 2012, with the purpose of proposing a capital increase.

Santiago, September 13, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an essential information regarding this Institution, that in the Ordinary Session No. BCH 2,761 held on September 13, 2012, the Board of Directors of Banco de Chile resolved to schedule an Extraordinary Shareholders Meeting to be held on October 17, 2012, with the purpose of proposing a capital increase in the amount of CLP$250,000,000,000 (two hundred and fifty billion Chilean pesos) by means of the issuance of cash shares that must be subscribed and paid at the price, term and other conditions agreed by the Shareholders Meeting as well as to modify the Bank’s by-laws by adopting the other necessary agreements so as to make effective the agreed by-laws reform. Cash shares to be issued will be ordinary Banco de Chile shares having the same rights as all Banco de Chile’s shares, with the exception that that they will not allow its shareholders to receive dividends and/or fully paid-in shares, as the case may be, with respect to the earnings of fiscal year 2012.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2012

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO